Mail Stop 3561

      							July 28, 2005

VIA INTERNATIONAL MAIL AND FAX  011-33-1-46-290808
Ms. Chantal Bourgeat
Chief Financial Officer
Wavecom S.A.
3 esplanade du Foncet
92442 Issy-les-Moulineaux Cedex
France


	Re:	Wavecom S.A.
      Form 20-F for Fiscal Year Ended December 31, 2004
		Filed April 7, 2005
		File No.  0-30078

Dear Ms. Bourgeat:

      We have reviewed your filing and have the following comments.
We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.








Form 20-F for Fiscal Year Ended December 31, 2004

Results of Operations, page 27

Sales by application, page 28

1. We note that your sales to distributors accounted for 37.8% of your revenues. Tell us the nature of these distributors` rights of return and your consideration of paragraph 6 of SFAS 48.

Cost of goods sold, page 29

2. Tell us in more detail what you mean by the statement that you
"benefited from the effect of re-evaluation of provisions for third party intellectual property royalties."

Item 15. Controls and Procedures, page 65

3. We note your disclosure that your "Chief Executive Officer and Chief Financial Officer concluded that, except as otherwise disclosed below, as of December 31, 2004, our disclosure controls and procedures were designed to ensure that material information relating to Wavecom . . . is made known to our Chief Executive Officer and Chief Financial Officer . . ." (emphasis added) Given the exception noted, it remains unclear whether your chief executive officer and chief financial officer have concluded that your disclosure controls and procedures are effective or not effective. Please revise your disclosure to state, in clear and unqualified language, the conclusions reached by your chief executive officer and your chief financial officer on the effectiveness of your disclosure controls and procedures. For example, if true, you can state that given the identified material weakness, your disclosure controls and procedures are not effective. You should not, however, state the conclusion in your current disclosure, which appears to state that your disclosure controls and procedures are effective except to the extent they are not effective. Please amend your Form 20-F accordingly.

4. We note your disclosure that your "disclosure controls and procedures were designed to ensure that material information relating to Wavecom, including its consolidated subsidiaries, is made known to our Chief Executive Officer and Chief Financial Officer by others within those entities, particularly during the period in which this
Annual Report was being prepared."  Please note that under Rule
13a-
15(e) of the Exchange Act, the term disclosure controls and procedures means controls and procedures that are designed to ensure that information required to be disclosed in the reports that you file under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Commission`s rules and forms and are also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your principal executive and principal financial officers, to allow timely decisions regarding required disclosure. See Rule 13a-15(e) of the Exchange Act. Please revise accordingly. Alternatively, in future filings, you may simply state that your disclosure controls and procedures are effective or not effective, as appropriate.

5. Please describe the "more stringent review process" that you intend to implement during the first half of 2005.

Consolidated Financial Statements, pages F-3 to F-6

6. We note your declining margins, negative operating cash flows, declining cash balances and continued losses. Tell us if there has been any change in your financial circumstances that affect your ability to continue as a going concern.

1. Nature of business and summary of significant accounting policies, page F-7

Nature of business, page F-7

7. Tell us if either the discontinued handset or semiconductor business is considered a component of an entity and your consideration of paragraphs 41 and 42 of SFAS 144.

Revenue recognition, page F-8

8. We note that you recognize revenues from product sales at the time the products are shipped and title has been passed. It appears that your products include embedded software. Tell us the factors you considered when determining whether software is more than incidental to the product or services that you provide. Specifically refer to
SOP 97-2 in your response.

Accrued royalties, page F-11

9. We note that you "accrue the estimated cost of royalties which may be due to other patent holders ... based on a percentage of consolidated product revenues, derived from past experience. The ultimate royalty paid by the Company may differ from the amounts accrued." Provide us with more details of what you mean by this statement. Tell us how you determine the accrual and why you believe the accrual is appropriate. Quantify for us the amounts accrued with respect to these other patent holders and any changes in these accruals for each period that financial statements were presented.

8. Other accrued expenses, page F-18

10. We note that other accrued expenses include a provision of 1,915,000 euros for claims with customers related to defective products. Tell us why this provision is specifically excluded from your warranty obligation and what the nature of the product defect was.

12.  Income taxes, page F-23

11. Reconcile for us the disclosure for deferred income tax expense for 2003 and 2004. It is unclear to us how you determined these amounts.

12. Tell us the nature of the "impact of valuation allowance on deferred tax assets" in the tax reconciliation schedule and how those amounts relate to the valuation allowance captioned separately in the following schedule. Please describe the underlying transactions that effected the changes.

13. We note that you recorded a deferred tax of 11,871,000 euros at
December 31, 2003. Provide us with more details of this deferred tax, how it was created, and where this amount is included in your income tax footnote.

14. We refer to the second paragraph on page F-24. Your error and accompanying restatement are unclear to us. Provide us with more details regarding the error and how it was corrected. Also, tell us why a restatement of your financial statements, more specifically the income statement and balance sheet, was not necessary. Refer to your basis in the accounting literature.

15. We note that you recorded a deferred tax asset of 9,617,000 euros at December 31, 2004. Provide us with more details of the asset, including why you believe that it is realizable.

*    *    *    *

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Please file your response letter via EDGAR. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.


	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

      You may contact Kathryn Jacobson, Staff Accountant, at (202) 551-3365 or Kyle Moffatt, Accountant Branch Chief, at (202) 551-3836
if you have questions regarding comments on the financial statements and related matters. Please contact Albert Pappas, Senior Staff Attorney, at (202) 551-3378 or me at (202) 551-3810 with any other questions.

								Sincerely,



								Larry Spirgel
								Assistant Director



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Ms. Chantal Bourgeat
Wavecom S.A.
July 28, 2005
Page 5


UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE